Filed Pursuant to Rule 433(d)

Registration Statement No. 333-250107

Free Writing Prospectus

TERM SHEET

Dated January 18, 2023

U.S.$2,500,000,000 4.250% Guaranteed Bonds Due January 26, 2026 (“Securities”)

Issuer:	Japan Bank for International Cooperation (JBIC)

Security:	4.250% Guaranteed Bonds Due January 26, 2026

Expected Ratings:	Moody’s: A1/stable outlook; S&P: A+/stable outlook

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Currency / Principal Amount:	U.S.$2,500,000,000

Denomination:	U.S.$200,000 x U.S.$2,000

Pricing Date:	January 18, 2023

Settlement Date:	January 26, 2023

Maturity Date:	January 26, 2026

Coupon:	4.250% (Semi-annual, 30/360)

Interest Payment Dates:	January 26 and July 26 of each year, subject to the Business Day Convention, commencing July 26, 2023 and ending January 26, 2026.

Business Day:	Any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in: (a) the relevant place of payment and (b) The City of New York, London and Tokyo.

Business Day Convention:	Following Business Day Convention, unadjusted

Redemption after the Occurrence of a Tax Event:	JBIC may redeem all, but not less than all, of the Securities in the event of certain changes relating to Japanese taxation law at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JBIC is required to pay, as described in the prospectus supplement.

Price to Public:	99.981%, plus accrued interest, if any, from January 26, 2023

Underwriting Discount:	0.100%

Proceeds, before Expenses, to JBIC:	99.881%, plus accrued interest, if any, from January 26, 2023

Benchmark U.S. Treasury:	3.875% due January 15, 2026

Benchmark Yield:	3.748%

Spread:	50.9bps

Yield to Investors:	4.257%

Joint Lead Managers:	Daiwa Capital Markets Europe Limited
Citigroup Global Markets Limited
Goldman Sachs International
J.P. Morgan Securities plc

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream (international global bond held at the common depositary); DTC (DTC global bond)

International Global Bond ISIN:	XS2570363247

International Global Bond Common Code:	257036324

DTC Global Bond ISIN:	US471048CV81

DTC Global Bond Common Code:	257188680

DTC Global Bond CUSIP No.:	471048CV8

Use of Proceeds:	The net proceeds of the issue of the Securities will be used for the Ordinary Operations of JBIC

Governing Law:	The State of New York

Listing:	Luxembourg Stock Exchange’s Euro MTF Market

This communication is intended to be used solely by the person to whom it is provided by us.

You can access JBIC’s most recent prospectus satisfying the requirements of Section 10 of the United States Securities Act of 1933, as amended, at the following website:

https://www.sec.gov/Archives/edgar/data/1551322/000119312523008857/d430776d424b5.htm

Each purchaser of the Securities offered hereby will be deemed to have represented that it is a person who falls into the category of (i) or (ii) as set forth on page S-3 of the foregoing prospectus supplement.

JBIC has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JBIC has filed with the SEC for more complete information about JBIC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JBIC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Daiwa Capital Markets Europe Limited at +44-20-7597-8000, Citigroup Global Markets Limited, toll free from the United States at +1-800-831-9146, Goldman Sachs International, toll-free from the United States at +1-866-471-2526 or J.P. Morgan Securities plc, toll free from the United States at +1-212-834-4533.

MiFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Securities has led to the conclusion that: (i) the target market for the Securities is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Securities to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Securities (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Securities (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

UK MiFIR product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Securities has led to the conclusion that: (i) the target market for the Securities is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Securities to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Securities (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Securities (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended or superseded, the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended or superseded, the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the IDD, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

This document has been prepared on the basis that all offers of the Securities will be made (i) in any Member State of the EEA pursuant to an exemption under the Prospectus Regulation and (ii) in the United Kingdom pursuant to an exemption under the FSMA, in each case from the requirement to publish a prospectus for offers of the Securities. Accordingly, any person making or intending to make any offer in a Member State or in the United Kingdom of the Securities which are the subject of this document may only do so in circumstances in which no obligation arises for JBIC or the underwriters to publish a prospectus (i) in relation to a Member State of the EEA, pursuant to Article 3 of the Prospectus Regulation, or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, or (ii) in relation to the United Kingdom, pursuant to section 85 of the FSMA, or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, in each case in relation to such offer. Neither JBIC, Japan nor the underwriters have authorized, nor do they authorize, the making of any offer of the Securities in circumstances in which an obligation arises for JBIC, Japan or the underwriters to publish or supplement a prospectus for such offer. Neither JBIC, Japan nor the underwriters have authorized nor do they authorize the making of any offer of the Securities through any financial intermediary, other than offers made by the underwriters resulting in sales constituting the final placement of the Securities contemplated in the prospectus supplement and the base prospectus.

Further, this document is being distributed only to and is directed only at persons in the United Kingdom who (i) have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended or superseded, the “FPO”), or (ii) are persons who fall within Article 49(2)(a) to (d) of the FPO, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any Securities may otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. The Securities to which this document relates are available only to, and any agreement to acquire such Securities, will be made only with, relevant persons. Any other person who is not a relevant person should not act or rely on this document or any of its contents.

Stabilization: FCA/ICMA.